EXHIBIT 21.1
                          SUBSIDIARIES OF THE COMPANY

     Atlanta Motor Speedway, Inc., a Georgia corporation; Bristol Motor Speedway, Inc., a Tennessee corporation; Charlotte Motor Speedway, Inc. (CMS), a North Carolina corporation; Las Vegas Motor Speedway LLC, a Nevada limited liability company; SPR Acquisition Corporation d/b/a Sears Point Raceway, a California corporation; Texas Motor Speedway, Inc., a Texas corporation; Speedway Systems LLC d/b/a Finish Line Events (FLE), a North Carolina limited liability company; 600 Racing, Inc. (wholly owned subsidiary of CMS), a North Carolina corporation; INEX Corporation (wholly owned subsidiary of CMS), a North Carolina corporation; Motorsports By Mail LLC (wholly owned subsidiary of
FLE), a North Carolina limited liability company; Oil-Chem Research Corporation, an Illinois corporation; Speedway Funding Corporation, a Nevada corporation; and SoldUSA, Inc., a Delaware corporation.